[Fredrikson & Byron Letterhead]
Fredrikson & Byron, P.A.
200 South Sixth Street, Suite 4000
Minneapolis, MN 55402
www.fredlaw.com
Direct: (612) 492-7067
Main: (612) 492-7000
Fax: (612) 492-7077
Email: rranum@fredlaw.com
November 9, 2010
VIA EDGAR AND FEDEX
Mr. Ruairi Regan
Division of Corporate Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
Re: Kips Bay Medical, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed August 12, 2010
File No. 333-165940
Dear Mr. Regan:
On behalf of Kips Bay Medical, Inc. (the “Company”), we are responding to your comment letter, dated August 26, 2010, to Mr. Manny Villafaña, Chairman and Chief Executive Officer of the Company, regarding the Company’s Amendment No. 4 to Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “SEC”) on August 12, 2010 (“Amendment No. 4”). A responsive Pre-Effective Amendment No. 5 to the Form S-1 (“Amendment No. 5”) has been filed concurrently herewith via EDGAR. We have also provided you and the other SEC Staff members listed at the end of this response letter with courtesy marked copies of Amendment No. 5 showing changes to the Amendment No. 4 to assist in your review. For your convenience, we have repeated and numbered the comment from your letter in boldface print. The Company’s response is provided below the comment.
If the core intellectual property relating to our eSVS MESH...page 15
1.	We note your response to prior comment 2. We also note your response to comment 10 of the staff’s letter dated June 4, 2010 in which you state that the company is unable to fully describe several material terms of the reversion rights because the rights were not fully defined in the agreements with Medtronic. Given that the parties have not agreed as to what activities, or lack thereof, will constitute cessation of commercialization, there appears a distinct possibility that the threat of reversion may arise out of a legitimate dispute as to whether commercialization has been ceased as opposed to suspended, delayed or de-prioritized. Given the potential significance of the loss of these rights and the ambiguity of the governing agreements, we reissue our prior comment.

Response: The Company has revised the Form S-1 in response to the Staff’s comment. Please see pages 4 and 15 of Amendment No. 5.

We believe that this response letter, together with Amendment No. 5 filed concurrently herewith, addresses the comment set forth in your letter. If we can be of any assistance to the Staff in explaining this response or the changes in the Amendment No. 5, please let us know.
Amendment No. 5 also includes updated financial information for the quarter ended October 2, 2010 and updated disclosures to reflect the current status of the Company, including a change in the underwriter for the offering. After you have had an opportunity to review the above responses to your comment and Amendment No. 5, please call me at (612) 492-7067 to discuss any additional questions or comments you might have.
Very truly yours,
/s/ Robert K. Ranum
Robert K. Ranum
cc: Manny Villafaña
Scott Kellen
Michael P. Winegar
Christopher S. Auguste, Esq.
Ari Edelman, Esq.
Bill Huo, Esq.
Julie Sherman, Staff Accountant, SEC
Jeffrey Jaramillo, Accounting Branch Chief, SEC
Daniel Morris, Special Counsel, SEC
Russell Mancuso, Branch Chief, SEC